Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938

 N e w s   R e l e a s e

Investor Contacts:
Suresh Kumar	Lim Li Chuen
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	lclim@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Khor Hwee Eng
(1) 408.941.1185	(65) 6360.1748
tiffanys@charteredsemi.com	khorhe@charteredsemi.com

All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.
In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.
CHARTERED REPORTS RESULTS FOR FIRST QUARTER 2007
•	Chartered revenues of $323.8 million in 1Q 2007, down 8.8 percent from 1Q 2006 and down 4.5 percent sequentially. Revenues including Chartered’s share of SMP of $345.3 million, down 10.6 percent from 1Q 2006 and down 5.0 percent sequentially.

•	Net income of $5.3 million, compared to net income of $22.0 million in 1Q 2006 and net income of $5.1 million in the previous quarter.

SINGAPORE — April 27, 2007 — Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced its results for first quarter 2007.

“As the industry continued to work through the excess inventory coupled with the usual seasonal slowness in the first quarter, Chartered revenues in first quarter 2007 were down 4.5 percent and revenues including our share of SMP were down 5.0 percent from the previous quarter. The revenue decline was primarily due to weakness in the consumer sector and to a lesser extent the computer sector, partially offset by strength in the communications sector. Revenues from 0.13-micron and below technologies, including those from 90 nanometer (nm), accounted for 57 percent of our total business revenues. Revenues from 90nm alone contributed 27 percent of our total business base revenues. Net income for the quarter was $5 million, in line with the previous guidance,” said George Thomas, senior vice president and CFO of Chartered.
Summary of First Quarter 2007 Performance
•	Revenues were $323.8 million in first quarter 2007, down 8.8 percent from $355.2 million in first quarter 2006. Revenues including Chartered’s share of SMP were $345.3 million, down 10.6 percent from $386.1 million in the year-ago quarter, primarily due to weakness in the consumer sector and to a much lesser extent the communications sector, partially offset by strength in the computer sector. Sequentially, revenues were down 4.5 percent compared to $339.1 million in fourth quarter 2006. Revenues including Chartered’s share of SMP were down 5.0 percent from $363.7 million in fourth quarter 2006, primarily due to weakness in the consumer sector and to a lesser extent the computer sector, partially offset by strength in the communications sector.
•	Gross profit was $71.6 million, or 22.1 percent of revenues, down from a gross profit of $92.8 million, or 26.1 percent of revenues in the year-ago quarter, primarily due to lower revenues resulting from lower shipments and lower average selling price (ASP) per wafer. Gross profit was up 5.7 percent sequentially from $67.7 million, or 20.0 percent of revenues in fourth quarter 2006, primarily due to lower cost per wafer resulting from higher production levels supporting higher inventory and due to a less rich production mix, partially offset by lower ASP.
•	Other revenue primarily relates to rental income from SMP (Fab 5) and was $5.6 million compared to $5.0 million in the year-ago quarter.
•	Research and development (R&D) expenses were $37.9 million, an increase of 8.5 percent from the year-ago quarter, primarily due to higher development activities related to the advanced 65nm and 45nm technology nodes.
•	Sales and marketing expenses were $14.2 million, up 5.0 percent compared to $13.6 million in the year-ago quarter, primarily due to higher financial support for pre-contract customer design validation activities. Compared to the previous quarter, sales and marketing expenses were down 7.2 percent from $15.4 million, primarily due to lower payroll-related expenses.
•	General and administrative (G&A) expenses were $9.9 million, an increase of 2.5 percent compared to $9.7 million in the year-ago quarter. Compared to the previous quarter, G&A expenses were down 17.9 percent from $12.1 million, primarily due to lower payroll-related expenses.
•	Equity in income of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was $5.3 million compared to $10.2 million in the year-ago quarter and $8.4 million in the previous quarter, primarily due to lower revenues resulting from lower ASP and lower shipments.
•	Net interest expense was $8.1 million, compared to $14.7 million in the year-ago quarter, primarily due to higher interest capitalization associated with the ramp of Fab 7.
•	The financial position of Chartered’s consolidated joint venture fab, Chartered Silicon Partners (CSP or Fab 6), continued to be in a shareholders’ deficit in first quarter 2007, and therefore none of the loss of $8.7 million in the first quarter was allocated to the minority interest. At the end of first quarter 2007, CSP’s shareholders’ deficit was $428.6 million.
•	Net income was $5.3 million, or 1.6 percent of revenues, compared to a net income of $22.0 million, or 6.2 percent of revenues in the year-ago quarter and a net income of $5.1 million or 1.5 percent of revenues in the previous quarter.
•	Basic earnings per American Depositary Share (ADS) and basic earnings per share in first quarter 2007 were $0.01 and $0.00 respectively, compared with basic earnings per ADS and basic earnings per share of $0.08 and $0.01 respectively in first quarter 2006. Diluted earnings per ADS and diluted earnings per share in first quarter 2007 were $0.01 and $0.00 respectively, compared with diluted earnings per ADS and diluted earnings per share of $0.08 and $0.01 respectively in first quarter 2006.
Wafer Shipments and Average Selling Prices (eight-inch equivalent)
•	Shipments in first quarter 2007 were 299.2 thousand wafers, a decrease of 6.0 percent compared to 318.2 thousand wafers in first quarter 2006. Shipments in first quarter 2007 increased by 1.3 percent compared to 295.5 thousand wafers shipped in fourth quarter 2006. Shipments including Chartered’s share of SMP were 325.6 thousand wafers, a decrease of 6.8 percent compared to 349.4 thousand wafers in first quarter 2006. Shipments including Chartered’s share of SMP in first quarter 2007 increased 0.8 percent compared to 322.9 thousand wafers shipped in fourth quarter 2006.

•	ASP was $1,071 per wafer in first quarter 2007, compared to $1,135 per wafer in fourth quarter 2006, primarily due to lower shipment of 90nm wafers in the first quarter. ASP including Chartered’s share of SMP was $1,051 per wafer in first quarter 2007 compared to $1,115 per wafer in fourth quarter 2006.
Capacity and Utilization
Capacity utilization in first quarter 2007 was 70 percent compared to 82 percent in the year-ago quarter, and 70 percent in fourth quarter 2006. Capacity in first quarter 2007 was up approximately eight percent compared to first quarter 2006 and was essentially flat compared to fourth quarter 2006. Capacity utilization is based on total shipments and total capacity, both of which include Chartered’s share of SMP.
Utilization Table
Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007
Total wafers shipped	349.4	355.7	337.0	322.9	325.6
Total capacity	427.5	436.4	458.2	461.7	462.4
Utilization	82%	82%	74%	70%	70%
Capacity by Fab

(Thousand 8” equivalent wafers)	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007	Est. 2Q 2007
Fab 2	142.6	144.1	145.7	145.7	142.6	153.8
Fab 3	69.5	70.3	71.0	71.0	69.5	70.3
Fab 5 (Chartered’s share)	34.3	34.6	35.0	35.0	34.6	34.9
Fab 6	114.5	115.8	117.0	117.0	114.5	115.8
Fab 7	66.6	71.6	89.5	93.0	101.2	108.2

Total	427.5	436.4	458.2	461.7	462.4	483.0

Market Dynamics
The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.

Breakdown by Market Sector
Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007
Communications	34%	34%	32%	30%	36%
Computer	19%	25%	37%	44%	43%
Consumer	45%	39%	29%	24%	19%
Other	2%	2%	2%	2%	2%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007
Americas	70%	75%	76%	76%	78%
Europe	12%	9%	10%	9%	7%
Asia-Pacific	15%	14%	13%	13%	14%
Japan	3%	2%	1%	2%	1%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007
0.09 and below	25%	22%	29%	34%	27%
Up to 0.13	25%	28%	25%	26%	30%
Up to 0.15	2%	1%	1%	1%	1%
Up to 0.18	11%	14%	13%	12%	11%
Up to 0.25	9%	9%	8%	7%	8%
Up to 0.35	18%	15%	15%	12%	14%
Above 0.35	10%	11%	9%	8%	9%

Total	100%	100%	100%	100%	100%

Recent Highlights
•	Chartered announced the extension of its joint development efforts with IBM to include 32nm bulk CMOS technology. The joint collaboration has enabled Chartered to accelerate its technology roadmap for leading-edge manufacturing solutions, spanning four major generations of advanced process technology, including 90nm, 65nm, 45nm and 32nm logic processes.
•	Chartered announced the re-denomination, from Singapore dollars to US dollars, of the terms of the call option it had entered into in March 2006. The modification results in the 2006 Option being denominated in the Company’s functional currency.

Review and Outlook
“As we move into the second quarter, we are seeing resumption of growth across several of our customers and applications. Based on current demand levels from our customers, we are expecting wafer shipments to grow approximately 15 percent sequentially and translate to a utilization rate of approximately 77 % for the second quarter, an improvement of seven percentage points over the previous quarter. However, primarily as a result of lower shipment of 90nm wafers to the computer sector, we expect Chartered revenues and revenues including our share of SMP to be essentially flat sequentially,” said Chia Song Hwee, President & CEO of Chartered.
The outlook for second quarter 2007 is as follows:

	1Q 2007	2Q 2007 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$323.8M	$323M, ± $6M	Down 2% to Up 2%
Revenues including Chartered’s share of SMP	$345.3M	$345M, ± $7M	Down 2% to Up 2%
ASP (a)	$1,071	$922, ± $20	Down 12% to Down 16%
ASP including Chartered’s share of SMP (a)	$1,051	$914, ± $25	Down 11% to Down 15%
Utilization	70%	77%, ± 3%	—
Gross profit (loss)	$71.6M	$67M, ± $6M	—
Net income (loss) (b)	$5.3M	$0M, ± $5M	—
Basic earnings (loss) per ADS (c)	$0.01	$(0.01), ± $0.02	—

(a)	Eight-inch equivalent wafers.

(b)	Net income includes the negative profit impact from losses attributable to minority interest, which was $4.3 million in first quarter 2007, and is projected to be approximately $3.0 million in second quarter 2007.

(c)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares, projected to be approximately $2.4 million in second quarter 2007.
CEO Closing Comments
“It is encouraging that wafer shipments are expected to see a double-digit sequential growth in the second quarter, indicating that the industry is on track for recovery. However, we do have the challenge of lower 90nm shipments to the computer sector, which dominated our leading-edge shipments in the past two quarters, impacting our revenue growth in the second quarter. Barring any severe macroeconomic issues which are difficult to predict, we continue to expect growth for the foundry industry in the second half of the year, driven primarily by seasonal strength as well as the continuing depletion of excess inventory across the semiconductor supply chain. We are executing slightly ahead of our schedule at 65nm and now expect to start commercial shipments in the second quarter. In the same quarter, we expect our revenue contribution from 65nm, including revenues from both SOI and bulk technologies, to be approximately five percent of our total business base revenues,” said Chia.
Webcast Conference Call Today
Chartered will be discussing its first quarter 2007 and second quarter 2007 outlook on a conference call today, April 27, 2007, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, Thursday, April 26, 2007). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
Mid-Quarter Guidance
The Company provides a guidance update midway through each quarter. For second quarter 2007, the Company anticipates issuing its mid-quarter guidance update, via news release, on Friday, June 8, 2007, Singapore time.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

				2Q 2007
	1Q 2006	4Q 2006	1Q 2007	Guidance
	Actual	Actual	Actual	Midpoint
Revenues (d)	$355.2M	$339.1M	$323.8M	$323M
Chartered’s share of SMP revenues	$30.9M	$24.6M	$21.5M	$22M
Revenues including Chartered’s share of SMP	$386.1M	$363.7M	$345.3M	$345M
ASP (e)	$1,089	$1,135	$1,071	$922
ASP of Chartered’s share of SMP revenues (e)	$992	$895	$817	$814
ASP including Chartered’s share of SMP (e)	$1,080	$1,115	$1,051	$914

(d)	Determined in accordance with US GAAP.

(e)	Eight-inch equivalent wafers.

Breakdown by Market Sector
Revenues (US GAAP) (Percentage of Total)

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007
Communications	31%	32%	31%	28%	34%
Computer	18%	24%	36%	44%	43%
Consumer	49%	41%	31%	26%	20%
Other	2%	3%	2%	2%	3%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues (Percentage of Total)

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007
Communications	75%	63%	51%	53%	60%
Computer	22%	32%	43%	42%	35%
Consumer	3%	5%	5%	4%	4%
Other	—	—	1%	1%	1%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007
Communications	34%	34%	32%	30%	36%
Computer	19%	25%	37%	44%	43%
Consumer	45%	39%	29%	24%	19%
Other	2%	2%	2%	2%	2%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues (US GAAP) (Percentage of Total)

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007
Americas	72%	78%	79%	79%	80%
Europe	12%	8%	9%	8%	7%
Asia-Pacific	13%	13%	11%	11%	12%
Japan	3%	1%	1%	2%	1%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007
Americas	45%	37%	39%	43%	47%
Europe	18%	21%	20%	16%	15%
Asia-Pacific	30%	29%	30%	36%	34%
Japan	7%	13%	11%	5%	4%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007
Americas	70%	75%	76%	76%	78%
Europe	12%	9%	10%	9%	7%
Asia-Pacific	15%	14%	13%	13%	14%
Japan	3%	2%	1%	2%	1%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues (US GAAP) (Percentage of Total)

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007
0.09 and below	27%	24%	31%	37%	29%
Up to 0.13	27%	30%	27%	27%	32%
Up to 0.15	—	—	—	—	—
Up to 0.18	7%	9%	7%	8%	7%
Up to 0.25	9%	9%	9%	8%	9%
Up to 0.35	19%	16%	16%	12%	13%
Above 0.35	11%	12%	10%	8%	10%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007
0.09 and below	—	—	—	—	—
Up to 0.13	—	—	—	—	—
Up to 0.15	26%	19%	12%	9%	14%
Up to 0.18	56%	75%	80%	75%	66%
Up to 0.25	5%	4%	2%	1%	1%
Up to 0.35	13%	2%	6%	15%	19%
Above 0.35	—	—	—	—	—

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007
0.09 and below	25%	22%	29%	34%	27%
Up to 0.13	25%	28%	25%	26%	30%
Up to 0.15	2%	1%	1%	1%	1%
Up to 0.18	11%	14%	13%	12%	11%
Up to 0.25	9%	9%	8%	7%	8%
Up to 0.35	18%	15%	15%	12%	14%
Above 0.35	10%	11%	9%	8%	9%

Total	100%	100%	100%	100%	100%

About Chartered
Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 32nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the second quarter of 2007; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit, net income and earnings per ADS; the resumption of growth across several of our customers and applications; our expectation of growth of wafer shipments sequentially and translating to an improved utilization rate for the second quarter; the challenge of lower 90nm shipments impacting our revenue growth in the second quarter; our expectation of growth for the foundry industry in the second half of the year as well as the continuing depletion of excess inventory across the semiconductor supply chain; the 65nm execution to be slightly ahead of schedule and the start of commercial shipments in the second quarter and the revenue contribution from 65nm, including revenues from both SOI and bulk technologies as a percentage of our total business base revenues reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the demands from our major customers, excess inventory, life cycle, market outlook and trends or specific products; competition from other foundries; unforeseen delays, interruptions, performance level and technology mix in our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix, unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM, Infineon and Samsung); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively; demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2006 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP

	Three Months Ended March 31,

	2006	2007

Net revenue	$355,231	$323,796
Cost of revenue	262,453	252,217

Gross profit	92,778	71,579

Other revenue	5,021	5,622

Operating expenses:
Research and development	34,879	37,857
Sales and marketing	13,571	14,245
General and administrative	9,678	9,916
Other operating (income) expense, net	(674)	4,782

Total operating expenses	57,454	66,800

Equity in income of SMP	10,170	5,278
Other loss, net	(7,339)	(1,051)
Interest expense, net	(14,699)	(8,070)

Income before income taxes	28,477	6,558
Income tax expense	6,502	1,219

Net income	21,975	5,339

Less: Accretion to redemption value of convertible redeemable preference shares	2,424	2,381

Net income available to ordinary shareholders	$19,551	$2,958

Net earnings (loss) per ordinary share and ADS

Basic net earnings per ordinary share	$0.01	$0.00
Diluted net earnings per ordinary share	$0.01	$0.00

Basic net earnings per ADS	$0.08	$0.01
Diluted net earnings per ADS	$0.08	$0.01

Number of ordinary shares (in millions) used in computing:
Basic net earnings per ordinary share	2,513.9	2,536.8
Effect of dilutive options	350.3	7.0

Diluted net earnings per ordinary share	2,864.2	2,543.8

Number of ADS (in millions) used in computing:
Basic net earnings per ADS	251.4	253.7
Effect of dilutive options	35.0	0.7

Diluted net earnings per ADS	286.4	254.4

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	As of

	December 31,	March 31,
	2006	2007
		(Unaudited)
ASSETS

Cash and cash equivalents	$718,982	$518,446
Restricted cash	43,063	41,400
Marketable securities	2,283	2,882
Receivables, net	243,361	218,355
Inventories	158,172	171,483
Other current assets	17,225	20,235

Total current assets	1,183,086	972,801

Investment in associated companies	36,044	29,309
Technology licenses, net	84,991	79,414
Property, plant and equipment, net	2,273,119	2,426,068
Other non-current assets	42,316	42,322

Total assets	$3,619,556	$3,549,914

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$302,004	$299,408
Current installments of long-term debt and capital lease obligations	127,627	128,034
Other current liabilities	182,758	136,623

Total current liabilities	612,389	564,065

Long-term debt and capital lease obligations, excluding current installments	1,280,972	1,245,934
Other non-current liabilities	48,936	46,493

Total liabilities	1,942,297	1,856,492

Convertible redeemable preference shares	246,174	248,555

Shareholders’ equity	1,431,085	1,444,867

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,619,556	$3,549,914

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	For The Three Months Ended

	March 31,	March 31,
	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$21,975	$5,339
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of SMP	(10,170)	(5,278)
Cash dividends received from SMP	10,513	8,376
Depreciation and amortization	131,605	119,301
Foreign exchange loss, net	(529)	(578)
Gain on disposal of property, plant and equipment	(3,951)	(642)
Others, net	9,860	2,646
Changes in assets and liabilities:
Receivables	(12,498)	26,617
Inventories	(20,278)	(13,311)
Other current assets	(2,886)	(3,623)
Payables and other liabilities	1,388	(13,588)

Net cash provided by operating activities	125,029	125,259

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(65,683)	(286,787)
Payments for technology licenses	(4,425)	(3,015)
Refundable deposits placed with a vendor	(15,000)	—
Refund of deposits placed with a vendor	35,000	—
Proceeds from sale of property, plant and equipment	8,586	4,551
Return of capital from SMP	4,133	4,900
Others	(558)	(1,196)

Net cash used in investing activities	(37,947)	(281,547)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Repayments	(82,691)	(36,750)
Capital lease payments	(1,409)	(980)
Receipts of refundable customer deposits	45,183	—
Refund of customer deposits	(21,839)	(10,550)
Issuance of ordinary shares	872	1,422
(Increase) decrease in cash restricted for debt repayment	(638)	1,663
Others	5,752	(900)

Net cash used in financing activities	(54,770)	(46,095)

Effect of exchange rate changes on cash and cash equivalents	529	1,847
Net increase (decrease) in cash and cash equivalents	32,841	(200,536)
Cash and cash equivalents at the beginning of the period	819,856	718,982

Cash and cash equivalents at the end of the period	$852,697	$518,446